

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 14, 2008

<u>Via US Mail and Facsimile</u>

Mr. Miles W. McHugh
Chief Financial Officer
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, Illinois 60606

      Re: R.R. Donnelley & Sons Company
              Form 10-K for the year ended December 31, 2007
              File No. 001-4694

Dear Mr. McHugh:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief